SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A*
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

(AMENDMENT NO. 2)*

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

404139107
(CUSIP Number)

July 11, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages.

CUSIP No. 404139107	13G/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mittleman Brothers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,040,402

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,040,402

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,630,196

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒
**

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

*  Based upon 35,520,967 shares of common stock outstanding as of April 30, 2016, as disclosed in Form 10Q filed by the issuer with the Securities and Exchange Commission on May 9, 2016.
**  The amount set forth in Row 9 excludes 3,500 shares owned by Christopher P. Mittleman and 406,706 shares owned by Philip C. Mittleman for which Mittleman Brothers, LLC disclaims beneficial ownership, that, if reported therein, would result in an aggregate amount beneficially owned of 2,040,402 shares and 5.7% of the aggregate number of shares of common stock outstanding.

CUSIP No. 404139107	13G/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Master Control LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,040,402

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,040,402

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,630,196

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒
**

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

*  Based upon 35,520,967 shares of common stock outstanding as of April 30, 2016, as disclosed in Form 10Q filed by the issuer with the Securities and Exchange Commission on May 9, 2016.
**  The amount set forth in Row 9 excludes 3,500 shares owned by Christopher P. Mittleman and 406,706 shares owned by Philip C. Mittleman for which Master Control LLC disclaims beneficial ownership, that, if reported therein, would result in an aggregate amount beneficially owned of 2,040,402 shares and 5.7% of the aggregate number of shares of common stock outstanding.

CUSIP No. 404139107	13G/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mittleman Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,040,402

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,040,402

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,630,196

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒
**

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

*  Based upon 35,520,967 shares of common stock outstanding as of April 30, 2016, as disclosed in Form 10Q filed by the issuer with the Securities and Exchange Commission on May 9, 2016.
**  The amount set forth in Row 9 excludes 3,500 shares owned by Christopher P. Mittleman and 406,706 shares owned by Philip C. Mittleman for which Mittleman Investment Management, LLC disclaims beneficial ownership, that, if reported therein, would result in an aggregate amount beneficially owned of 2,040,402 shares and 5.7% of the aggregate number of shares of common stock outstanding.

CUSIP No. 404139107	13G/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher P. Mittleman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,500

	6	SHARED VOTING POWER
2,040,402

	7	SOLE DISPOSITIVE POWER
3,500

	8	SHARED DISPOSITIVE POWER
2,040,402**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,633,346

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒
***

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*  Based upon 35,520,967 shares of common stock outstanding as of April 30, 2016, as disclosed in Form 10Q filed by the issuer with the Securities and Exchange Commission on May 9, 2016.
**  This amount includes 3,200 shares beneficially owned by Christopher P. Mittleman in an account managed by Mittleman Investment Management, LLC.
***  The amount set forth in Row 9 excludes 406,706 shares owned by Philip C. Mittleman and 350 shares owned by Mittleman Investment Management, LLC 401(k) Plan, for which Christopher P. Mittleman disclaims beneficial ownership, that, if reported therein, would result in an aggregate amount beneficially owned of 2,040,402 shares and 5.7% of the aggregate number of shares of common stock outstanding.

CUSIP No. 404139107	13G/A	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David J. Mittleman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,040,402

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,040,402

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,629,846

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒
**

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*  Based upon 35,520,967 shares of common stock outstanding as of April 30, 2016, as disclosed in Form 10Q filed by the issuer with the Securities and Exchange Commission on May 9, 2016.
**  The amount set forth in Row 9 excludes 3,500 shares owned by Christopher P. Mittleman, 406,706 shares owned by Philip C. Mittleman and 350 shares owned by Mittleman Investment Management, LLC 401(k) Plan, for which David J. Mittleman disclaims beneficial ownership, that, if reported therein, would result in an aggregate amount beneficially owned of 2,040,402 shares and 5.7% of the aggregate number of shares of common stock outstanding.

CUSIP No. 404139107	13G/A	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philip C. Mittleman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
406,706

	6	SHARED VOTING POWER
2,040,402

	7	SOLE DISPOSITIVE POWER
406,706

	8	SHARED DISPOSITIVE POWER
2,040,402

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,036,552

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒
**

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*  Based upon 35,520,967 shares of common stock outstanding as of April 30, 2016, as disclosed in Form 10Q filed by the issuer with the Securities and Exchange Commission on May 9, 2016.
**  The amount set forth in Row 9 excludes 3,500 shares owned by Christopher P. Mittleman and 350 shares owned by Mittleman Investment Management, LLC 401(k) Plan, for which Philip C. Mittleman disclaims beneficial ownership, that, if reported therein, would result in an aggregate amount beneficially owned of 2,040,402 shares and 5.7% of the aggregate number of shares of common stock outstanding.

CUSIP No. 404139107	13G/A	Page 8 of 11 Pages
ITEM 1(a).      NAME OF ISSUER:
HC2 Holdings, Inc.
ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
505 Huntmar Park Drive
Suite 325
Herndon, Virginia 20170

ITEM 2(a).      NAME OF PERSON FILING:
                         This Schedule 13G/A is jointly filed by and on behalf of the following persons (the "Reporting Persons"):
(i)	Mittleman Brothers, LLC ("Mittleman Brothers")
(ii)	Master Control LLC ("Master")
(iii)	Mittleman Investment Management, LLC ("MIM")
(iv)	Christopher P. Mittleman
(v)	David J. Mittleman
(vi)	Philip C. Mittleman
ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:
The principal business office of the Reporting Persons filing this Schedule 13G/A is located at 105 Maxess Road, Suite 207, Melville, New York 11747.
ITEM 2(c).      CITIZENSHIP:
(i)	Mittleman Brothers:	a New York limited liability company
(ii)	Master:	a Delaware limited liability company
(iii)	MIM:	a New York limited liability company
(iv)	Christopher P. Mittleman:	New York, USA
(v)	David J. Mittleman:	Colorado, USA
(vi)	Philip C. Mittleman:	New York, USA
ITEM 2(d).      TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.001 per share
ITEM 2(e).      CUSIP Number:
404139107

CUSIP No. 404139107	13G/A	Page 9 of 11 Pages

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Item 9 on the cover page(s) hereto.

(b)	Percent of class:

See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page(s) hereto.

CUSIP No. 404139107	13G/A	Page 10 of 11 Pages

This statement is jointly filed by and on behalf of each of Mittleman Brothers, Master, MIM, Christopher P. Mittleman, David J. Mittleman and Philip C. Mittleman.  MIM serves as an investment adviser and/or manager to other persons.

MIM provides investment advice to institutional clients, high-net-worth individuals, and pooled investment vehicles ("Managed Portfolios").  As a result of its role as investment adviser of the Managed Portfolios, MIM may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock held by such Managed Portfolios.  The Managing Members of Mittleman Brothers are Christopher P. Mittleman, David J. Mittleman and Philip C. Mittleman.  Mittleman Brothers is the sole member of Master and Master is the sole member of MIM.  Mittleman Brothers and Master may be deemed to beneficially own securities owned by MIM.

As a result, Mittleman Brothers and Master may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that MIM may have with respect to the Issuer's Common Stock held by the Managed Portfolios.

Christopher P. Mittleman is the Managing Partner and Chief Investment Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM. David J. Mittleman is the Managing Partner and Chief Client Relationship Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM.  Philip C. Mittleman is the Chief Executive Officer, President and Managing Partner of MIM and may be deemed to beneficially own securities beneficially owned by MIM.

Each of the Reporting Persons declare that the filing of this statement should not be construed as an admission that such person is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The securities that are subject to this report are owned by and held for the Managed Portfolios.  Any dividends received from such securities, or the proceeds of any sale of such securities, are for the benefit of, and are held for the Managed Portfolios.  No one client owns more than 5% of the class of securities which are the subject of this report.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 404139107	13G/A	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2016
MITTLEMAN BROTHERS, LLC By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman Title: Managing Member
MASTER CONTROL LLC BY: MITTLEMAN BROTHERS, LLC, as Managing Member By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman Title: Managing Member
MITTLEMAN INVESTMENT MANAGEMENT, LLC By: /s/ Stephen G. Bondi Name: Stephen G. Bondi Title: Chief Compliance Officer and Chief Financial Officer
CHRISTOPHER P. MITTLEMAN By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman
PHILIP C. MITTLEMAN By: /s/ Philip C. Mittleman Name: Philip C. Mittleman
DAVID J. MITTLEMAN By: /s/ David J. Mittleman Name: David J. Mittleman